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                                                                       Exhibit 3

               MINUTES of a Meeting of the Board of Directors of
                                Poker.com, Inc.
                      held at Vancouver, British Columbia

                     Dated this 2nd day of November, 2000


RESOLVED, that the Management Agreement between the Company and Michael Jackson be and is hereby amended to the effect that the Management Fee due and payable to Michael Jackson shall be increased to 5% of the Gross Revenue or $5,000 per month, which ever is the greater, effective November 1, 2000.

RESOLVED FURTHER, that Christa Taylor be and is hereby appointed Secretary of the Company in addition to her previous appointment as C.F.O. and Director.

RESOLVED FURTHER, that Michael Jackson be appointed President in addition to his previous appointment as C.E.O. and Director.



By Order of the Board


Certified a true copy



/s/ Christa Taylor
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Secretary